October 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mses. Christina Fettig and Samantha Brutlag

Re:	Comments to Post-Effective Amendment No. 1 to the Registration Statement on Form N-14
of BlackRock Advantage Small Cap Growth Fund, a series of BlackRock FundsSM

Dear Mses. Fettig and Brutlag:

This letter responds to the telephonic comments provided by Christina Fettig of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 21, 2017 regarding the Registration Statement on Form N-14 of BlackRock Advantage Small Cap Growth Fund (the “Acquiring Fund”), a series of BlackRock FundsSM (the “Acquiring Trust”), filed with the Commission on September 15, 2017 covering the Reorganization (as defined below).

At the special meeting of the shareholders of BlackRock Small Cap Growth Fund II (the “Target Fund”), a series of BlackRock Series, Inc. (the “Target Corporation”), to be held on November 27, 2017 (the “Special Meeting”), the shareholders of the Target Fund will be asked to approve a proposal containing a series of transactions, which would result in shareholders of the Target Fund becoming shareholders of the Acquiring Fund, another mutual fund advised by BlackRock Advisors, LLC, the same investment adviser to the Target Fund. The proposed transactions include an in-kind liquidation of BlackRock Master Small Cap Growth Portfolio (the “Master Target Fund”), a series of BlackRock Master LLC, into the Target Fund (the “Liquidation”), followed by the reorganization (the “Funds Reorganization”) of the Target Fund with the Acquiring Fund (the Liquidation and the Funds Reorganization are together described herein as the “Reorganization”). The Target Fund and the Acquiring Fund are referred to herein collectively as the “Funds.” The Acquiring Fund after consummation of the Reorganization is referred to herein as the “Combined Fund.”

Pursuant to the Liquidation, the Master Target Fund will transfer substantially all of its assets to the Target Fund in exchange for (i) the assumption by the Target Fund of certain stated liabilities of the Master Target Fund and (ii) the surrender by the Target Fund of all its limited liability company interests in the Master Target Fund. The Master Target Fund will then be terminated. Following the Liquidation of the Master Target Fund, the Target Fund will transfer substantially all of its assets, including assets it acquired from the Master Target Fund in the Liquidation, to the Acquiring Fund in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Target Fund and newly-issued shares of the Acquiring Fund. The shares held by shareholders of the Target Fund will then be exchanged for newly-issued shares of the Acquiring Fund and the Target Fund will be dissolved and terminated.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

The Reorganization is expected to take effect in the first quarter of 2018. It is expected that the Combined Prospectus/Proxy Statement and accompanying notice of Special Meeting will be transmitted to shareholders of record of the Target Fund as of September 29, 2017 on or about October 17, 2017.

We previously filed a registration statement on Form N-14 in substantially this form on May 3, 2017, which the Commission reviewed and which went effective on May 4, 2017. We have subsequently set a new record date and have updated the financial information. Accordingly, we asked the Staff for a selective review of the Fee Tables, the costs of the Reorganization, the Management of the Funds section, the Financial Highlights and the Statement of Additional Information.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Combined Prospectus/Proxy Statement

Comment 1: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Fees and Expenses—Fee Tables as of September 30, 2016 (unaudited),” please confirm that the fees provided are current fees in compliance with Item 3 of Form N-14.

Response: The Funds have considered the Staff’s comment and confirm that the fees provided in the above referenced Fee Tables are current fees in compliance with Item 3 of Form N-14.

Appendix II (Form of Agreement and Plan of Reorganization)

Comment 2: In the section of Appendix II (Form of Agreement and Plan of Reorganization) entitled “Article X—Expenses,” please consider clarifying whether BlackRock will pay a portion of the costs and expenses incurred in connection with the Reorganization.

Response: In response to the Staff’s comment, the above-referenced section has been deleted in its entirety and replaced with the following:

“The Target Fund, the Master Target Fund and the Acquiring Fund (each for purposes of this Article X only, a “Fund”) will bear expenses incurred in connection with the Reorganization, including but not limited to, costs related to the preparation and distribution of materials distributed to each Fund’s Board of Directors or Board of Trustees, as applicable. The Acquiring Fund’s portion of the expenses incurred in connection with the Reorganization will be paid by BlackRock or its affiliates. The cost associated with the Target Fund and the Master Target Fund will be paid by the Target Fund, but all of which is still expected to be borne by BlackRock or its affiliates through Fund waivers. Reorganization expenses include, but are not limited to, costs and expenses (including legal fees) related to the preparation and distribution of materials to the Board, costs incurred in attending the Board meetings and preparing the minutes of the Board meetings, obtaining an opinion of counsel as to certain tax matters, the preparation of this Agreement and the Registration Statement, fees of the Commission and any state securities commission, transfer agency fees, auditing fees associated with each Fund’s financial statements, portfolio transfer taxes (if any), expenses relating to preparing, printing and mailing the Combined Prospectus/Proxy Statement and any other proxy materials to be used in connection with the meeting of shareholders of the Target Fund or meeting of interestholders of the Master Target Fund to consider the Reorganization, expenses incurred in connection with the solicitation of proxies to be voted in connection with those meetings, and any other legal and auditing fees in connection with the foregoing.”

Statement of Additional Information

Comment 3: In the section of the Statement of Additional Information entitled “Pro Forma Financial Statements (unaudited)—Combined Fund,” please consider revising the disclosure to clarify that certain changes in the basis points of fees, operating expenses, waivers and reimbursements are decreases.

Response: The fourth and seventh paragraphs of the above referenced section have been revised to clarify that certain changes in the basis points of fees, operating expenses, waivers and reimbursements are decreases.

* * *

The Funds acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, and acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Funds’ documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald
Tricia Meyer
John A. MacKinnon

3